BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006
BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Linda L. Assali             Mailing Address
Vice President              BT Services Tennessee, Inc.
Telephone : (615)835-2901   648 Grassmere Park Road
                            Nashville, Tennessee 37211


                            February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filling Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    INTERTAN INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,

                            Linda L. Assali



Enclosures







                                     Page 1 of  7

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No. ) *
                           --------


                   INTERTAN INC
                 NAME OF ISSUER :



           TITLE OF CLASS OF SECURITIES

                    461120107
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [x].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




              Continued on following page(s)




                                    Page 2 of 7
CUSIP No. 461120107

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiary BT Australia Limited.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporation. BT Australia is an Australian company.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company       100   shares
              BT Australia Limited    677,837  shares
                                      677,937  shares
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY      Bankers Trust Company         0  shares
              BT Australia Limited          0  shares
					    0
EACH       7. SOLE DISPOSITION POWER
REPORTING     Bankers Trust Company       100   shares
              BT Australia Limited    677,837   shares
                                      677,937
PERSON     8. SHARED DISPOSITION POWER
WITH          Bankers Trust Company         0  shares
              BT Australia Limited          0  shares
					    0
                                      Page 3 of 7

CUSIP No. 461120107


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
           Bankers Trust Company        100  shares
           BT Australia Limited     677,837  shares
                                    677,937

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            Bankers Trust Company              0%
            BT Australia Limited            5.97%
                                            5.97%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK
            BT Australia Limited - CO
                                      Page 4 of 7

CUSIP No. 461120107


Item 1 (a)     NAME OF ISSUER:

               INTERTAN INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

               201 Main Street
               Suite 1805
               Fort Worth, TX 76102

Item 2 (a)     NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company and its indirect wholly-owned subsidiary BT
               Australia Limited.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Bankers Trust New York Corporation and Bankers Trust Company are located at 280 Park Avenue New York, New York 10017. BT Australia Limited is located at Level 40, Australia Square, Sydney NWS 2000 Australia.

Item 2(c)      CITIZENSHIP:

               Bankers Trust New York Corporation, and its wholly - owned subsidary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New York. BT Australia Limited is an Australian company doing business in Australia.

Item 2(d) TITLE OF CLASS OF SECURITIES:

               Common Stock:  Par  $1

Item 2 (e)     CUSIP NUMBER:

               461120107


CUSIP No. 461120107                   Page 5 of 7


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

BT Australia Limited is a corporation permitted to report on
Schedule 13G in accordance with Securities and Exchange
Commission no-action letter to Bankers Trust New York
Corporation date May 15, 1990 (available May 15, 1990).


Item 4     OWNERSHIP:

          As of December 31, 1996

     (a)   Amount Beneficially Owned:

                Bankers Trust Company        100 shares
                BT Australia Limited     677,837 shares
                                         677,937

     (b)  Percent of Class:

                Bankers Trust Company         0%
                BT Australia Limited       5.97%
                                           5.97%

     (c) Number of shares as to which the Bank has:

     (i) Sole power to vote or to direct the vote -

                Bankers Trust Company      100  shares
                BT Australia Limited    677,837 shares
                                        677,937

 (ii) Shared power to vote or to direct the vote -

                Bankers Trust Company         0  shares
                BT Australia Limited          0  shares
                                              0

CUSIP No. 461120107                  Page 6 of 7


 (iii) Sole power to dispose or to direct the disposition of
-

                Bankers Trust Company       100  shares
                BT Australia Limited     677,837 shares
                                         677,937
 (iv) Shared power to dispose or to direct the disposition of -

                Bankers Trust Company          0  shares
                BT Australia Limited           0  shares
                                               0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        [   ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON:

              Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

        See Item 3 above.

Item 8  IDENTIFICATION AND CLASSIFICATION OF
              MEMBERS OF THE GROUP:

               Not applicable.

Item 9  NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.
                                      Page 7 of 7
CUSIP No. 461120107


Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             as of December 31, 1996

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

Signature:      Bankers Trust Company

By:                 /s/James T. Byrne, Jr.

Name:               James T. Byrne, Jr.

Title:              Secretary

Signature:      BT Australia Limited

By:                 /s/Jarod Glenn Benson

Name:               Jarod Glenn Benson.

Title:              Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                                Bankers Trust Company
                                             |
                                          100%
                                             |

                        Bankers International Corporation

                                             |
                                         100%
                                             |

                     B.T. International (Delaware), Inc.

                              |
                             100%
                              |

              BT Foreign Investment Corporation

                              |
                             100%
                              |

             BT Investments (Australia) Limited

                              |
                            100%
                              |

               Bankers Trust Australia Limited

                              |
                            100%
                              |

                    BT Australia Limited